AB* 3/10

08029321

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . . 12.00

SEC Mail Processing Section
FEB 29 2008
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51256

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01 / 01 / 07 (MM/DD/YY) AND ENDING 12 / 31 / 07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Christenberry Collet & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

City Center Square, 1100 Main Street, Suite 1800
(No. and Street)

Kansas City	Missouri	64105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terry Christenberry (816) 421-0050
(Area Code - Telephone No.)

President

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1100 Walnut Street., Suite 3300	Kansas City	Missouri	64106-2232
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Terry G. Christenberry, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Christenberry Collet & Company, Inc. (the "Company") as of and for the year ended December 31, 2007, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Terry Christenberry 2/22/2008

Signature Date

President

Title

C. Suzanne Shobe

Notary Public

C Suzanne Shobe
Notary Public Notary Seal
State of Missouri County of Clay
My Commission Expires 10/22/2011
Commission # 07321594

Christenberry Collet & Company, Inc.

SEC I.D. No. 8-51256

Statement of Financial Condition as of December 31, 2007, Independent Auditors' Report, and Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) as a Public Document

Deloitte.

Deloitte & Touche LLP
Suite 3300
1100 Walnut Street
Kansas City, MO 64106-2129
USA

Tel: +1 816 474 6180
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Christenberry Collet & Company, Inc.
Kansas City, Missouri

We have audited the accompanying statement of financial condition of Christenberry Collet & Company, Inc. (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2008

CHRISTENBERRY COLLET & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS

CASH AND CASH EQUIVALENTS	$ 662,771
ACCOUNTS RECEIVABLE	92,767
FURNITURE AND EQUIPMENT — Net	83,138
PREPAID EXPENSES AND OTHER ASSETS	17,401
TOTAL	$ 856,077

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES — Accounts payable and accrued expenses	$ 218,131
STOCKHOLDERS' EQUITY:	
Common stock, $1 par value — authorized, 30,000 shares; issued and outstanding, 12,883 shares	12,883
Additional paid-in capital	155,342
Retained earnings	469,721
Total stockholders' equity	637,946
TOTAL	$ 856,077

See notes to statement of financial condition.

1. NATURE OF OPERATIONS

Christenberry Collet & Company, Inc. (the "Company") provides corporate finance advisory and selected investment banking services solely to corporate clients and their owners, who are generally high net worth individuals. The services include the development of business and financing plans, advice, and assistance in securing funding and mergers and acquisitions. The Company became a securities broker and dealer registered with the Securities and Exchange Commission ("SEC") during 1999. The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company does not hold, safe keep nor accept customer funds or securities, and accordingly, the Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The statement of financial condition of the Company has been prepared on the accrual basis of accounting.

Cash and Cash Equivalents — The Company considers cash, money market mutual funds and short-term investments with an original maturity of three months or less to be cash equivalents.

Furniture and Equipment — Furniture and equipment are recorded at cost, less accumulated depreciation.

The Company periodically reviews long-lived assets for impairment relating to events or changes in circumstances that would indicate that the carrying amount of an asset may not be recoverable. In the event a long-lived asset was determined to be impaired, such asset would be required to be written down to its fair value.

Income Taxes — The Company elected under Section 1362(a) of the Internal Revenue Code to be treated as a "small business corporation". Generally, the Company will not be subject to federal or state income taxes, as all income, deductions, credits, etc., are taxable to the respective shareholders.

Use of Estimates — The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

New Accounting Standards — In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 establishes a minimum threshold for financial statement recognition of the benefit of positions taken in filing tax returns (including whether an entity is taxable in a particular jurisdiction), and requires certain expanded tax disclosures. In February 2008, The FASB

issued FASB Staff Position No. FIN 48-2, which delayed the effective date for FIN 48 for certain nonpublic enterprises until fiscal years beginning after December 15, 2007, and is to be applied to all open tax years as of the date of effectiveness. The Company will adopt FIN 48 during 2008 and its potential impact, if any, on the Company's statement of financial condition is currently being assessed by management.

In September 2006, FASB issued Statement on Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurement*. SFAS No. 157 defines fair value in generally accepted accounting principles and expands financial statement disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. In February 2007, FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company will adopt SFAS Nos. 157 and 159 during 2008 and their potential impact, if any, on the Company's statement of financial condition is currently being assessed by management.

3. FURNITURE AND EQUIPMENT

Furniture and equipment at December 31, 2007, consists of the following:

Furniture	$ 57,707
Equipment	103,198
	160,905
Less accumulated depreciation	(77,767)
	$ 83,138

4. BENEFIT PLAN

The Company sponsors a defined contribution 401(k) profit sharing plan (the "Plan") covering substantially all employees. Eligible employees may elect to defer a portion of their salary for contribution to the Plan. Employee contributions are immediately 100% vested. The Company can make discretionary contributions to the Plan, which vest over a seven-year period.

5. CREDIT RISK

The Company is engaged in various financial advisory activities in which counterparties primarily include corporations, high net worth individuals, and other financial institutions. In the event counterparties do not fulfill their contractual obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

6. OFFICE LEASE

The Company has an operating lease for office space in Kansas City, Missouri. The lease, dated September 12, 2003, has a term of approximately 66 months. Rent expense includes a basic rental amount plus additional costs for the Company's proportionate share of taxes and operating costs as determined under the terms of the lease.

The future minimum rental payments required under the lease described above for the remaining noncancelable lease term as of December 31, 2007, is as follows:

Years Ending December 31	
2008	$ 77,020
2009	32,300
Total	$ 109,320

7. NET CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires minimum net capital to be the greater of $5,000 or 6 2/3% of aggregate indebtedness. As of December 31, 2007, the Company had net capital, as defined, of $434,314, which exceeded the minimum requirement of $14,542 by $419,772. Also, the ratio of aggregate indebtedness to net capital for the Company may not exceed 15:1. As of December 31, 2007, the ratio of aggregate indebtedness to net capital for the Company was .50 to 1.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with SFAS No. 107, *Disclosures About Fair Value of Financial Instruments*, the fair value of each class of financial instruments is being disclosed. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued expenses. The estimated fair value of such financial instruments at December 31, 2007, approximate their carrying value as reflected in the statement of financial condition.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 3300
1100 Walnut Street
Kansas City, MO 64106-2129
USA

Tel: +1 816 474 6180
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

February 28, 2008

To the Board of Directors of
Christenberry Collet & Company, Inc.
Kansas City, Missouri

In planning and performing our audit of the financial statements of Christenberry Collet & Company, Inc. (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 28, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END